UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Orient-Express Hotels Ltd.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class Securities)
G67743107
(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Andrew Dietderich, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
September 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G67743107	Page	2	of	9 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,273,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,273,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,273,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	3	of	9 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,344

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	4	of	9 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		945,378

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

945,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,378

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G67743107	Page	5	of	9 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

CUSIP No.	G67743107	Page	6	of	9 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,218,678

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,218,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,218,678

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and the Issuer
Item 4. Purpose of Transaction
Item 7. Material to be Filed as Exhibits
SIGNATURE
EX-99.1: POWER OF ATTORNEY
EX-99.2: POWER OF ATTORNEY
EX-99.3: PROXY MATERIALS

Item 1. Security and the Issuer
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on February 13, 2008 with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed on May 27, 2008, by Amendment No. 2 to the Schedule 13D filed on June 3, 2008, by Amendment No. 3 to the Schedule 13D filed on August 4, 2008, and by Amendment No. 4 to the Schedule 13D filed on August 25, 2008, (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Shares”), of Orient-Express Hotels Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding the following paragraph:
On or about September 24, 2008, CR Intrinsic Investors, CR Intrinsic Investments, Valence, and Oculus (collectively, the “Requisitioning Shareholders”) sent to holders of the Class A Shares a proxy statement, along with an accompanying cover letter and proxy card, soliciting proxies in favor of two resolutions (the “Proposed Resolutions”) to be considered at the request of the Requisitioning Shareholders at the special general meeting of shareholders of the Issuer scheduled for October 10, 2008 (the “Special General Meeting”). The Proposed Resolutions seek to (a) amend the Issuer’s bye-laws to classify the Class B common shares of the Issuer as treasury shares pursuant to Bermuda law and (b) direct the Board to cancel the Class B common shares of the Issuer currently held by Orient-Express Holdings 1 Ltd., the Issuer’s wholly-owned subsidiary.
The proxy statement sets forth, among other things, the view of the Requisitioning Shareholders and their Bermuda counsel that the Issuer’s circular voting structure is unlawful under Bermuda law and has resulted in the Issuer’s affairs being conducted in a manner that is oppressive and unfairly prejudicial to the interests of the shareholders. The proxy statement further states that unless the Issuer reverses its position and refrains from voting the Class B common shares at the Special General Meeting, the Requisitioning Shareholders intend to pursue available legal remedies to challenge the legal validity of the Class B shareholding structure and the Board’s actions with respect thereto.
This description of the proxy statement and accompanying materials does not purport to be complete and is qualified in its entirety by reference to the proxy statement and accompanying materials, copies of which are attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Cover letter to proxy statement, proxy statement, and proxy card distributed to holders of Class A Shares on or about September 24, 2008

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: September 25, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.P., as Managing Member
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.L.C., as Managing Member
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.L.C.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

D. E. SHAW & CO., L.P.
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Chief Compliance Officer

DAVID E. SHAW
By:	/s/ Rochelle Elias
	Name:	Rochelle Elias
	Title:	Attorney-in-Fact for David E. Shaw